Exhibit 8.1
CERTIFICATE OF AMENDMENT

SPHERIX INCORPORATED

           Spherix Incorporated, a corporation organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify that:

FIRST:    The name of the corporation is Spherix Incorporated.

SECOND:    This Certificate of Amendment was duly adopted in accordance with the Secretary of State of the State of Delaware by the Board of Directors and Stockholders of the Corporation.  Following action by the Board of Directors, a meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.  This Certificate of Amendment was duly adopted at said meeting of the Stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD:  That upon the effectiveness of this Certificate of Amendment, the first paragraph of Article FOURTH of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety such that, as amended, said paragraph shall read in its entirety as follows:

“The total number of shares of stock of all classes which the Corporation shall have authority to issue is Four Million Five Hundred Thousand (4,500,000) shares, consisting of Two Million Five Hundred Thousand (2,500,000) shares of common stock, $0.01 per share par value, and Two Million (2,000,000) shares of preferred stock, $0.01 per share par value.

Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), each share of common stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding immediately before the Effective Date, shall be and hereby is, reclassified as and changed into one-twentieth (1/20) of a share of common stock, par value $0.01 per share (the “New Common Stock”).  Each outstanding stock certificate which immediately before the Effective Date represented one or more shares of Old Common Stock shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by one-twentieth (1/20), and shares of Old Common Stock held in uncertificated form shall be treated in the same manner.  Stockholders who would otherwise be entitled to receive fractional share interests of Common Stock shall instead receive a cash payment equal to the fraction multiplied by the closing sales price of our Common Stock on the Effective Date.”

           IN WITNESS WHEREOF, Spherix Incorporated has caused this certificate to be signed by its Chief Executive Officer as of the 21st day of September, 2012.

By: